[SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]
December 14, 2005
VIA EDGAR AND FACSIMILE
Sonia Barros
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

RE:	Mylan Laboratories Inc. Form S-4
File No. 333-129823
Dear Ms. Barros:
     On behalf of our client, Mylan Laboratories Inc., a Pennsylvania corporation (the “Company”), we have reviewed your letter dated December 5, 2005 regarding the Company’s registration statement on Form S-4 (File No. 333-129823). For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission, we have placed the Company’s response below a copy of the Staff’s comment.
General
We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form S-4. If Edward J. Borkowski also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-4.

Sonia Barros
Securities and Exchange Commission
December 14, 2005

     Response
     The Company has revised the disclosure in Amendment No. 1 to the Form S-4 in response to the Staff’s comment.
     If you have any questions or require additional information, please contact me at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036-6522 or by telephone at (212) 735-2476 or Andrea Nicolas at (212) 735-3416.

Sincerely,
/s/ Sunil R. Hosmane

Sunil R. Hosmane